As filed with the Securities and Exchange Commission on December 5, 2014

Registration No. 333-200746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

City Office REIT, Inc.

(Exact name of registrant as specified in governing instruments)

1075 West Georgia Street

Suite 2600

Vancouver, British Columbia, V6E 3C9

Tel: (604) 806-3366

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Anthony Maretic

Chief Financial Officer

City Office REIT, Inc.

1075 West Georgia Street

Suite 2600

Vancouver, British Columbia, V6E 3C9

Tel: (604) 806-3366

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Stephen T. Giove, Esq. Robert Evans III, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000 Facsimile: (212) 848-7179	David C. Wright, Esq. Trevor K. Ross, Esq. Hunton & Williams LLP Riverfront Plaza, East Tower 951 E. Byrd Street Richmond, Virginia 23219 Telephone: (804) 788-8200 Facsimile: (804) 788-8218

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

This registration statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (the “Amendment”) relates to the Registrant’s Registration Statement on Form S-11, as amended (File No. 333-200746), filed by the Registrant on December 4, 2014 pursuant to Rule 462(b) under the Securities Act. The Registrant is filing this Amendment for the sole purpose of replacing Exhibits 5.1 and 8.1 to the Registration Statement which exhibits are superseded by Exhibits 5.1 and 8.1 filed herewith, as set forth in the Exhibit Index below.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a post-effective amendment under Rule 462(d) and has duly caused this Post Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Vancouver, Canada, on December 5, 2014.

CITY OFFICE REIT, INC.

By:	/s/ James Farrar
Name: James Farrar
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ James Farrar James Farrar	Chief Executive Officer and Director (Principal Executive Officer)	December 5, 2014

/s/ Anthony Maretic Anthony Maretic	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	December 5, 2014

/s/ Gregory Tylee Gregory Tylee	Chief Operating Officer and President	December 5, 2014

* Samuel Belzberg	Director	December 5, 2014

* William Flatt	Director	December 5, 2014

* John McLernon	Director	December 5, 2014

* Mark Murski	Director	December 5, 2014

* Stephen Shraiberg	Director	December 5, 2014

*By:	/s/ James Farrar
Name: James Farrar Title: Attorney-in-fact

EXHIBIT INDEX

Exhibit number	Description

5.1	Opinion of Ballard Spahr LLP regarding validity of the shares registered

8.1	Opinion of Shearman & Sterling LLP regarding certain tax matters

23.2	Consent of Ballard Spahr LLP (included in the opinion filed as Exhibit 5.1)

23.3	Consent of Shearman & Sterling LLP (included in the opinion filed as Exhibit 8.1)